Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SANDS CHINA LTD.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1928 and Note Stock Codes: 5141, 5142, 5727, 5733, 40246, 40247, 40584, 40585, 40852, 40853, 40854, 5413, 5414, 5415)

INSIDE INFORMATION

UPDATE ON GAMING CONCESSION TENDERING PROCESS

AWARD OF GAMING CONCESSION

This announcement is issued by Sands China Ltd. (the “Company”, and together with its subsidiaries, the “Group”) pursuant to Part XIVA of the Securities and Futures Ordinance and Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
Reference is made to the announcement of the Company dated June 23, 2022 in relation to, among other things, the extension of the gaming subconcession to December 31, 2022, the announcement of the Company dated September 14, 2022 in relation to the submission of a tender for a gaming concession, the announcement of the Company dated November 27, 2022 in relation to the provisional award of a gaming concession, the announcement of the Company dated November 30, 2022 in relation to the changes in share capital structure of Venetian Macau Limited (“VML”) (together, the “Announcements”), and the Company’s 2022 Interim Report. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Announcements and the Company’s 2022 Interim Report.

AWARD OF GAMING CONCESSION
The Board is pleased to announce that on December 16, 2022, the Company’s subsidiary, VML, was awarded a gaming concession for the operation of casino games of chance in Macao (the “Concession”) by means of a dispatch of the Macao Chief Executive and pursuant to a gaming concession contract entered into with Macao (the “Concession Contract”), following the completion of the VML Capital Change on December 7, 2022.

THE CONCESSION CONTRACT
On December 16, 2022, a Concession Contract was executed between Macao and VML. The full text of the Concession Contract is published in the Official Bulletin of Macao and is available at https://bo.io.gov.mo/bo/ii/2022/50/extractos_cn.asp#dsf3. Certain principal terms of the Concession Contract are set out below:

Date	:	December 16, 2022
Parties	:	(i)VML (ii)Macao

Term of Concession
The term of the Concession is ten years commencing on January 1, 2023 and ending on December 31, 2032. During such period, VML will be authorized to operate casino games of chance in Macao under the terms of the Concession Contract.

VML’s obligations under the Concession
VML will be required to make various payments and comply with various obligations under the Concession Contract and pursuant to the Gaming Law, which include payment of a special gaming tax, annual gaming premiums, and contributions to a public foundation in Macao and to urban development, the promotion of tourism and social security. Pursuant to the Concession Contract, VML also agreed to make committed investment in various gaming and non-gaming projects. The following table sets out key payment terms and conditions of the Concession Contract:

Special gaming tax	:	In accordance with the Gaming Law (35% of gross gaming revenue(1) as at the date of this announcement)(2)

Annual gaming premium	:
Fixed annual portion of MOP30 million (approximately US$3.7 million)
Variable annual portion(3) of:
–MOP300,000 (approximately US$37,291) per gaming table located in special gaming halls reserved exclusively to certain kinds of games or to certain types of players
–MOP150,000 (approximately US$18,646) per gaming table that is not reserved exclusively to certain kinds of games or players
–MOP1,000 (approximately US$124) per gaming machine including slot machines

Special levies(4)	:	In accordance with the Gaming Law, which as at the date of this announcement comprise:

		–Contribution of 2% of gross gaming revenue(1) to a public foundation in Macao for the promotion, development or study of culture, society, economy, education, science, academic and charity events

		–Contribution of 3% of gross gaming revenue(1) to Macao for urban development, tourism promotion and social security

Committed investment	:
MOP30.239 billion (approximately US$3.8 billion), including MOP27.8 billion (approximately US$3.5 billion) on non-gaming projects. The committed investment is for the development of certain gaming and non-gaming projects in connection with, among others, attraction of international visitors, conventions and exhibitions, entertainment shows, sporting events, culture and art, health and wellness, themed attractions, city of gastronomy, community tourism and maritime tourism(5)

Additional investment	:
VML will be required to increase its investment in non-gaming projects (the "Increase Percentage") by up to 20% in the following year if Macao's annual gross gaming revenue achieves or exceeds MOP180 billion (approximately US$22.4 billion) (the “Trigger”). The Increase Percentage is subject to deduction set out below if the Trigger occurs on or after the sixth year of the term of the Concession:

		Trigger year	Increase Percentage

		Fifth year or prior	20%

		Sixth year	16%

		Seventh year	12%

		Eighth year	8%

		Ninth year	4%

		Tenth year	0%

Notes:
(1)Gross gaming revenue is defined as all revenue of VML derived from casino or gaming areas.
(2)The Macao government has set a minimum average annual gross gaming revenue of MOP7.0 million (approximately US$870,126) per gaming table and MOP300,000 (approximately US$37,291) per gaming machine.
(3)No less than the amount of annual premium payable for the operation of 500 gaming tables and 1,000 gaming machines.
(4)The special levies may be reduced by order of the Macao Chief Executive in accordance with Administrative Regulation 54/2022 where VML contributes to an increase in visitation to Macao from foreign markets, or due to abnormal, unpredictable or force majeure circumstances.
(5)In each year during the term of the Concession Contract, VML shall submit to the Macao government for approval an implementation proposal of these projects, which should set out, among others, the projects to be carried out in the following year, the investment amount and the execution period. The Macao government may require VML to adjust the proposal (but not the committed investment) depending on the needs of socioeconomic development.

VML will be required to observe the eligibility requirements under the Gaming Law, including maintaining a share capital and net asset value of not less than MOP5.0 billion (approximately US$621.5 million), observing the Capital and Management Participation Requirement in connection with its managing director, and maintaining its financial capacity to operate the conceded business. VML is also required and has provided an autonomous first demand bank guarantee in the amount of MOP1.0 billion (approximately US$124.3 million) in favour of the Macao government in relation to its performance of the statutory and contractual obligations under the Concession Contract, which terminates 180 days after the expiry of the term of the Concession.
VML will be required to obtain prior approval from the relevant authorities or officials of Macao for various corporate changes and actions, including expansion of its business scope, issuance of shares, transfer of or creation of any encumbrances over its shares, issuance of debt securities, change of its managing director or the authority delegated thereto, change of its articles of association, transfer of property rights and creditor's rights exceeding MOP100 million (approximately US$12.4 million), entering into a consumer loan contract or similar contract with a value equal to or exceeding MOP100 million (approximately US$12.4 million), and provision of a loan to any of its directors, shareholders or key employees.
VML will also be required to notify Macao of certain other changes, including any loan, mortgage, claim for obligation, guarantee or the assumption of any debt for financing its business with a value that equals to or exceeds MOP16 million (approximately US$2.0 million). In particular, VML will be required to notify Macao at least five working days in advance prior to making decisions (i) related to the transfer of funds within VML which exceeds 50% of its share capital, (ii) related to employee salaries, remuneration or benefits which exceed 10% of its share capital, and (iii) whose value exceeds 10% of its share capital.

Termination and Redemption
Macao has the right to unilaterally terminate the Concession Contract for non-compliance of VML with fundamental obligations under the Concession Contract and the applicable Macao laws, including in circumstances related to (i) failure on the part of VML to perform its obligations under the Concession Contract, (ii) public interest, and (iii) VML ceasing to be eligible for the Concession under the Gaming Law.
Upon such termination, ownership of the casinos and the equipment and utensils used for gaming (even if not located at the casinos), will automatically revert to Macao without compensation and free of any encumbrances, save for certain exceptions.
From the eighth year of the Concession, the Macao government also has the right to redeem the Concession by providing VML with at least one-year prior written notice. In such event, VML is entitled to fair and equitable compensation corresponding to the benefits it ceases to receive from the projects set out in the investment plan attached to the Concession Contract as a result of the redemption. With respect to the compensation relating specifically to the works projects, it will correspond to the income received from those works projects in the fiscal year prior to the redemption, before deducting interest, depreciation and amortization, multiplied by the number of years remaining until the end of the term of the Concession.

Number of Gaming Tables and Gaming Machines

On December 17, 2022, VML was notified that it was authorized to operate 1,680 gaming tables and 3,700 gaming machines under the Concession.

REASONS FOR AND BENEFITS OF THE CONCESSION CONTRACT
The principal activity of the Group is the development and operation of integrated resorts in Macao, which contain not only gaming areas but also meeting space, convention and exhibition halls, retail and dining areas and entertainment venues. The entry into the Concession Contract allows the Group to continue its gaming business in Macao. The Board considers that the terms of the Concession Contract are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

INFORMATION OF THE PARTIES
The Company is the holding company of VML, one of the six companies authorized to operate casino games of chance in Macao.
To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiries, Macao is a third party independent of and not connected with the Company and its connected persons.

Holders of the Company’s securities, potential investors and readers are advised to exercise caution in dealing in securities in the Company.

By order of the Board
SANDS CHINA LTD.
Dylan James Williams
Company Secretary

Macao, December 18, 2022

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Robert Glen Goldstein
Wong Ying Wai
Chum Kwan Lock, Grant

Non-Executive Director:
Charles Daniel Forman

Independent Non-Executive Directors:
Chiang Yun
Victor Patrick Hoog Antink
Steven Zygmunt Strasser
Kenneth Patrick Chung

In case of any inconsistency between the English version and the Chinese version of this announcement, the English version shall prevail.